ALIO GOLD INC. ANNOUNCES C$50,000,000 BOUGHT DEAL
OFFERING OF UNITS

Vancouver, June 28, 2017 – Alio Gold Inc. (TSX:ALO, NYSE MKT:ALO) (the “Company”) has today entered into an agreement with a syndicate of underwriters led by Cormark Securities Inc. and Clarus Securities Inc., (collectively the “Underwriters”) pursuant to which the Underwriters have agreed to purchase on a bought deal basis 8,000,000 units of the Company (the “Units”) at a price of C$6.25 per Unit, representing total gross proceeds of $50,000,000 (the “Offering”). Each Unit consists of one common share (a “Common Share”) of the Company and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company at a price of C$8.00 for a period of 12 months following the Closing Date. Closing is expected on or about July 20, 2017 and is subject to regulatory approval including that of the Toronto Stock Exchange, NYSE MKT and the securities regulatory authorities.

The Underwriters also have an option to purchase up to an additional 1,200,000 Units at the offering price (representing 15% of the Offering) for market stabilization purposes and to cover over-allotments, exercisable within 30 days of the date of Closing.

The net proceeds of the Offering will be used by the Company to advance its Ana Paula project and for general corporate purposes.

The Units to be issued under this offering will be offered by way of a short form prospectus in all provinces in Canada except Quebec and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and such other jurisdictions as may be agreed upon by the Company and the Underwriters.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Alio Gold Inc.

Alio Gold (formerly Timmins Gold Corp.) is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico. Additional information about Alio Gold Inc. is available on SEDAR at www.sedar.com and on Alio Gold Inc.'s website at www.aliogold.com.

For further information contact:

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg.mccunn@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.